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KPMG LLP
Three Embarcadero Center	Telephone 415 951 0100
San Francisco, CA 94111

September 24, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Netopia, Inc. (the Company) and, under the date of November 3, 2003, we reported on the consolidated financial statements of Netopia, Inc. as of and for the years ended September 30, 2003 and 2002. On September 10, 2004, we resigned.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated September 16, 2004 and we agree with such statements, except that we are not in a position to agree or disagree with the statements that (1) the resignation was not sought or recommended by Netopia’s audit committee and (2) the audit committee has commenced an immediate search for a new independent accountant, including requesting engagement proposals from other accounting firms.

Very truly yours,

KPMG

/s/ KPMG LLP